DEUTSCHE BANK AKTIENGESELLSCHAFT S-8

Exhibit 4.8

Deutsche Bank

Human Resources

Deutsche Bank

2025 Global Share Purchase Plan

Plan Rules

Effective date: 1 November 2025

1	Purpose

The Global Share Purchase Plan enables eligible employees to acquire Shares in DB which give them a continuing stake in DB. The Plan is intended to support retention and reward employee commitment to DB. Participation during one Plan Year does not guarantee future participation.

2	Definitions

For the purposes of the Plan, the following terms shall have the meanings indicated:

“Acquirer Entity” means the person, company or entity which, through acquisition, merger, spin-off, transfer, or other consolidation (or series thereof), shall be the legal successor to or owner (whether direct or indirect) of the DB business unit, Division or Subsidiary (or, if applicable, the part of the DB business unit or Division) in which the relevant Participant worked, or any of its Subsidiaries or Holding Companies or any Subsidiary of any such Holding Company.

“Agreed Termination” means a Participant ceasing to be a DB Employee following the resolution of an employment-related dispute, resolved by the execution of a settlement, separation or compromise agreement containing, among other things, a full release of claims against each DB Group Company by the Participant, and which is approved as an Agreed Termination by the Committee.

“Award” means Purchased Shares and/or a Matching Award.

“Award Date” means the date which the Committee sets in respect of the grant of a Matching Award.

“Cause” means in respect of the termination of the Participant’s employment as a DB Employee by any DB Group Company: (i) any act or omission or series of acts or omissions that, when taken together or alone, constitute a material breach of the terms and conditions of employment; (ii) the conviction of the Participant by a competent court of law of any crime (other than minor offences that do not adversely affect the business or reputation of any DB Group Company, as determined by the Committee in its sole discretion); (iii) unlawful, unethical or illegal conduct, or any misconduct by the Participant in connection with the performance of the Participant’s duties as a DB Employee or conduct by the Participant otherwise in violation of the terms of the applicable employee handbook or other local policy or contractual documentation; (iv) knowingly failing or refusing to carry out specific lawful instructions from a DB Group Company (or a duly authorized employee or officer of such a company) relating to material matters or duties within the scope of the Participant’s responsibilities for a DB Group Company; (v) committing any act involving dishonesty, fraud, misrepresentation, or breach of trust; or (vi) the issuance of any order or enforcement action against the Participant or against any DB Group Company in connection with the Participant’s actions or omissions by any regulatory body with authority over the conduct of business by that DB Group Company where the issuance of that order or enforcement action impairs a) the financial condition or business reputation of the DB Group or any DB Group Company or b) the Participant’s ability to perform the Participant’s assigned duties (or would have done so if the Participant were still a DB Employee).

“Change of Control” means a change in the control of Deutsche Bank AG which shall occur if, by one or a series of transactions or events, a third party or a group of third parties acting together (directly or indirectly) acquires more than 50 percent of the issued share capital of Deutsche Bank AG and/or becomes entitled to exercise more than 50 percent of voting rights attributable to the issued share capital of Deutsche Bank AG. The Committee (as constituted before the relevant event) will determine, in its sole discretion, whether or not a Change of Control has occurred in accordance with this definition.

“Committee” means the Senior Executive Compensation Committee but may alternatively be the Management Board or any committee or other entity or persons designated by the Senior Executive Compensation Committee, the Management Board or these Plan Rules to act as the decisional body under this Plan (and, for the avoidance of doubt, the provisions of Rule 8 shall apply to any such entity or person). To the extent that matters are determined in relation to the operation of the Plan for members of the Management Board, the Committee means the Supervisory Board of Deutsche Bank or a duly authorised committee of the same.

“Compliance Department” means any applicable compliance department of the DB Group.

“Contribution Amount” means the money deducted from a Participant’s salary after applicable tax and social security withholding during the Plan Year, or otherwise paid by the Participant during the Plan Year to the Plan Administrator, to acquire Purchased Shares.

“DB Employee” means a person employed by any DB Group Company.

“DB” or “DB Group” means Deutsche Bank and each of its Subsidiaries.

“DB Group Company” means any company or other corporation in the DB Group.

“DB Participating Entity” means any company in the DB Group which, at the time of invitation, employs any employee invited to participate in the Plan under Rule 4.1.

“DB Share(s)” or “Shares” means a registered share of Deutsche Bank AG, as listed and traded on the Frankfurt Stock Exchange – Xetra or other authorized exchanges, or any other shares which may replace them from time to time (whether in a successor corporation or otherwise).

“Delivery” means DB Shares forming all or part of an Award being held by the Participant or, if earlier, being transferred into the Participant’s (or the Participant’s Representative’s) custody or brokerage account and any DB Shares being treated as Delivered in accordance with Rule 6.3. “Delivery Date” and “Delivered” shall be construed accordingly.

“Deutsche Bank” means Deutsche Bank AG and any successor corporation or other corporation into which Deutsche Bank AG is merged or consolidated or to which Deutsche Bank AG transfers or sells all or substantially all of its assets.

“Division(s)” means the primary operational business areas of the DB Group, which include the core revenue generating areas and infrastructure and support areas, as established or adjusted by Deutsche Bank, in its discretion, from time to time. Each Division is divided into smaller operating business units.

“Holding Company” of a company or entity means a company or entity of which the first company or entity is a Subsidiary.

“Management Board” means the Management Board of Deutsche Bank (the Vorstand).

“Matching Award” means a conditional right to receive DB Shares granted under Rule 4.2.

“Participant” means a person on behalf of whom Purchased Shares are held or who holds a Matching Award or, in the case of the Participant’s death, the Participant’s Representative.

“Plan” means the “Global Share Purchase Plan” as governed by these Rules.

“Plan Administrator” means Deutsche Bank AG or any other person or entity appointed by the Committee for the purpose of administering the Plan as referred to in Rule 8.1.

“Plan Rules” or “Rules” means this document, including all applicable Schedules, which sets out the binding terms and conditions of the Plan (as amended from time to time pursuant to Rule 9).

“Plan Year” means the financial year of DB during which employees are invited to participate under Rule 4.1.

“Purchased Shares” means DB Shares acquired on behalf of a Participant in accordance with Rule 4.1, using: (i) the Contribution Amount the Participant has contributed; and (ii) any cash dividends payable during the Plan Year in respect of those DB Shares.

“Representative” means, in the case of death or Total Disability, the Participant’s duly appointed beneficiary, legal representative or administrator, as applicable.

“Retirement” means retirement at pensionable age as determined in accordance with the pension plan arranged or provided by or in conjunction with a DB Group Company, of which the Participant is, or is eligible to be, a member, or where there is no such pension plan, retirement age as determined in accordance with the local policy of DB Group.

“Salary” means the annual base salary which has been notified to the employee.

“Schedule” means any schedule to the Plan Rules approved by the Committee (as amended from time to time in accordance with Rule 9).

“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and any regulations promulgated or U.S. Treasury Department or U.S. Internal Revenue Service guidance issued thereunder, as may be in effect from time to time.

“Senior Executive Compensation Committee” means the committee delegated by the Management Board to govern this Plan.

“Subsidiary” means a company or other entity in which a Holding Company has a direct or indirect controlling interest or equity or ownership interest which represents more than fifty percent (50%) of the aggregate equity or ownership interest in that company or entity.

“Supervisory Board of Deutsche Bank” means the board that oversees and advises the Management Board in its management of the business.

“Total Disability” means the Participant being prevented from engaging in any substantial gainful activity by physical or mental impairment that can be expected to either (i) result in death or (ii) last for a continuous period of not less than 12 months as certified by the Committee, in its sole discretion.

“U.S. Taxpayer” means any employee resident in the U.S., all U.S. persons employed outside the U.S. and any other individual subject to U.S. taxation.

“Vest” means, in the context of an Award, to be no longer subject to the forfeiture provisions contained in these Plan Rules, except for those contained in Rule 4.2.3 and 5.4, as applicable. “Vesting” and “Vested” shall be construed accordingly.

“Vesting Date” means the earlier of: (i) the date determined by the Committee on which, subject to the terms of these Plan Rules, a Participant becomes unconditionally entitled to the DB Shares comprised in the Participant’s Matching Award, as determined in accordance with Rule 4.1.1(vi); and (ii) the date on which the Matching Award Vests in accordance with Rules 5 or 7.

3	Interpretation

In this Plan, where the context permits, words in the singular shall include the plural. The headings in the Rules are for the sake of convenience only and should be ignored when construing the Rules.

Each Award granted under the Plan is subject to the Plan Rules as modified by any Schedules which apply to that Award, in each case as amended from time to time in accordance with Rule 9.2.

4	Awards

4.1	Purchased Shares: The Committee may invite, at any time, DB Employees to participate in the Plan.

4.1.1	The Committee shall determine the following for each invitation:

i)	any eligibility requirements in order to participate in the Plan, including the terms of any qualifying period of service;

ii)	any maximum and/or minimum amount of Contribution Amount which the employee may contribute in any month or Plan Year;

iii)	whether the Contribution Amount may be contributed via Salary deduction and/or other form of payment by the Participant (including one off lump sum contributions) and details of how the contributions will be made, including, for Salary deductions, whether these will be on a monthly or four-weekly basis and, in respect of contributions otherwise than by Salary deduction, the timing of payments and any information the Participant is required to supply;

iv)	the date during the Plan Year on which a Participant may elect to cease making contributions of Contribution Amount for that Plan Year without prejudicing the Participant’s right to receive a Matching Award in respect of Purchased Shares already acquired, in accordance with Rule 4.1.6;

v)	the number of DB Shares in a Matching Award which may be granted to the Participant on the Award Date, by reference to the number of Purchased Shares held on that date, subject to any maximum limits;

vi)	the Vesting Date for Matching Awards; and

vii)	any other terms or features of the Award which the Committee deems relevant.

4.1.2	Any amount contributed in excess of (a) the maximum allowed under Rule 4.1.1(ii), or (b) any amount the Participant agrees to contribute as Contribution Amount, shall be paid over to the Participant as soon as possible.

4.1.3	Subject to Rule 4.1.4, any cash dividends payable during the Plan Year in relation to Purchased Shares will be used to acquire further Purchased Shares.

4.1.4	The Plan Administrator shall acquire DB Shares on behalf of the Participant as soon as practicable after the Contribution Amount is deducted from the Participant’s salary or otherwise paid by the Participant or as soon as practicable after the cash dividend has been paid. Any surplus amount of Contribution Amount or cash dividend remaining after the acquisition of DB Shares by the Plan Administrator shall be carried forward and aggregated with the amount to be used for the next acquisition of DB Shares or, if any such surplus amount remains after the last acquisition of DB Shares relating to a Plan Year, it shall be paid over to the Participant as soon as possible unless DB and the Participant agree otherwise. The Participant shall not be entitled to interest on any such surplus amount.

4.1.5	Any Purchased Shares shall be held on the Participant’s behalf in an account established by the Plan Administrator for the Participant, which may be an account held with an entity outside DB, until they are withdrawn from the Plan. Subject to Rules 5 and 7, a Participant may withdraw all the Purchased Shares held on that Participant’s behalf at any time by notice in writing to DB and the Purchased Shares will be transferred or sold in accordance with Rule 6.2. Unless a later date is specified in the notice, such notice shall take effect 30 days after DB receives it.

4.1.6	Without prejudice to Rule 4.1.7, a Participant may stop contributions of the Contribution Amount with effect from the date determined under Rule 4.1.1(iv) by giving at least 30 days’ notice in writing to DB. The Participant may not re-start contributions of the Contribution Amount in the same Plan Year except on life change events in accordance with Rule 4.1.7. The Participant shall continue to be entitled to receive a Matching Award in respect of the Purchased Shares the Participant continues to hold in respect of that Plan Year, provided the Participant satisfies all other relevant requirements of the Plan on the Award Date.

4.1.7	A Participant may, on a one off basis, either stop making contributions or re-start contributions or change the Contribution Amount if the Participant gives notice in writing to the Plan Administrator, together with supporting evidence, that the Participant has experienced a life change event during the relevant Plan Year, including but not limited to the following events:

i)	parental status change;

ii)	marital and civil partnership status change;

iii)	relocation of the Participant’s home or office;

iv)	changes to the Participant’s working hours; or

v)	any other event, that has had a significant and detrimental effect on the Participant’s financial position, to be determined by the Committee in its sole discretion.

Where a Participant gives notice, including supporting evidence, in accordance with this Rule 4.1.7 and in a form satisfactory to the Plan Administrator that the Participant has experienced such a life change event during the Plan Year, such notice shall take effect 30 days after the Plan Administrator receives it. If the Participant is re-starting contributions or changing the Contribution Amount, the Participant must specify the amount of the contributions in the notice, in accordance with any maximum and/or minimum amount allowed under Rule 4.1.1(ii).

4.1.8	Purchased Shares shall not be subject to any provision under which they may be forfeited.

4.1.9	A Participant shall be entitled to receive dividends, subject to Rule 4.1.3, and vote and have all other rights of a shareholder in respect of any DB Shares held on behalf of the Participant as Purchased Shares.

4.2	Matching Awards: On the Award Date for each relevant Plan Year, the Committee may grant or permit to be granted by such other persons as it may determine a Matching Award to a Participant based on the number of Purchased Shares acquired in that Plan Year, in accordance with Rule 4.1.1.

4.2.1	In making a Matching Award the Committee will notify to the Participant the number of DB Shares subject to the Matching Award and the Vesting Date, in accordance with Rule 4.1.1.

4.2.2	A Participant may surrender a Matching Award or a part of a Matching Award at any time prior to the Vesting Date, and any Matching Award (or part of a Matching Award) so surrendered shall (to the extent possible) be deemed never to have been made.

4.2.3	A Participant may not at any time before settlement in accordance with Rule 6 (whether before or after the Vesting Date) (i) transfer, assign, sell, pledge, or grant to any person or entity any rights in respect of any Matching Award, or (ii) enter into any transactions having the economic effect of hedging a Matching Award or otherwise offsetting the risk of price movements, or in each case attempt to do so, with respect to all or part of the DB Shares subject to the Matching Award. This Rule 4.2.3 does not apply to the transmission of a Matching Award on the death or Total Disability of a Participant to the duly appointed Representative. Unless the Plan Administrator or the Committee decides otherwise, any breach of this Rule will result in the forfeiture by the Participant of the Participant’s Matching Award without any claim for compensation by the Participant or any Representative.

4.2.4	A Participant has no entitlement whatsoever to any DB Shares in respect of a Matching Award until the Matching Award is settled in accordance with Rule 6.1. For the avoidance of doubt a Participant is not entitled to any dividends, voting rights or any other rights of a shareholder in respect of the DB Shares subject to a Matching Award until the DB Shares are transferred to a Participant’s account in accordance with Rule 6.1. Neither a Matching Award nor any DB Shares delivered in settlement of a Matching Award give a Participant the right to subscribe for unissued DB Shares.

5	Impact of termination of employment, transfer and minimum holding

5.1	If a Participant ceases to be employed by any DB Participating Entity prior to the Vesting Date specified under Rule 4.1.1(vi), the Participant will forfeit a Matching Award without any claim for compensation, unless either (a) the Participant continues to be employed, with no break in service, by a company in the DB Group (i.e. a non DB Participating Entity) or (b) the Participant ceases to be a DB Employee for one of the following reasons:

i)	termination by a DB Group Company without Cause;

ii)	redundancy;

iii)	Agreed Termination;

iv)	the Participant ceases to be employed by any DB Participating Entity due to the sale, merger, spin-off, transfer, or other consolidation (or series thereof) outside of the DB Group of the DB business unit, Division or Subsidiary (or, if applicable, the part of the DB business unit or Division) in which the Participant worked, but excluding a sale or transfer by which Deutsche Bank is merged or consolidated or transfers or sells substantially all of its assets;

v)	Retirement; or

vi)	death or Total Disability of the Participant.

5.2	Where a Participant ceases to be employed by a DB Participating Entity but continues to be employed by a DB Group Company, or ceases employment with a DB Participating Entity for one of the reasons specified in Rule 5.1 above, to be determined by the Committee in its sole discretion, the Matching Award shall Vest in full on the cessation of employment with the DB Participating Entity and be distributed in accordance with Rule 6.1.

5.3	Where a Participant continues to be employed, with no break in service, by a company in the DB Group (whether or not such company is a DB Participating Entity) but the Participant moves to a different jurisdiction prior to the Vesting Date specified under Rule 4.1.1(vi): (i) any unvested Matching Award shall Vest in full on the transfer to the new jurisdiction and be distributed in accordance with Rule 6.1; (ii) no further contributions of Contribution Amount shall be made nor Purchased Shares acquired in the Plan Year during which the Participant moves to a different jurisdiction; and (iii) no Matching Award will be granted in relation to that Plan Year.

5.4	Where a Participant ceases to be employed by a DB Participating Entity for any reason, even if the Participant continues to be employed by a DB Group Company, any Purchased Shares held on the Participant’s behalf shall be withdrawn from the Plan and transferred or sold in accordance with Rule 6.2 within 90 days of cessation of employment. With effect from the date of cessation of employment with the DB Participating Entity, no further contributions of Contribution Amount will be made and any cash dividends payable in relation to Purchased Shares will not be used to acquire further Purchased Shares. For the avoidance of doubt, no Matching Award will be granted by reference to any Purchased Shares withdrawn before the Award Date.

5.5	A Participant shall automatically forfeit, without any claim for compensation by the Participant or any Representative, Matching Awards which have not been Delivered, if at any time prior to Delivery the Participant ceases to be a DB Employee by reason of termination for Cause as decided by a DB Group Company, which shall have full discretion to make a Cause determination.

6	Settlement of Matching Awards, transfer and sale of Shares

6.1	Time and manner of settlement of Matching Awards: Matching Award will be settled in accordance with this Rule 6.1 within two and a half months following the Vesting Date of that Award, or such other number of days as determined by the Committee in its sole discretion.

6.1.1	Subject to Rule 6.3, a Matching Award will be settled by way of a distribution by the Plan Administrator of the number of DB Shares in the Matching Award to either a Participant’s employee account or to an account established by the Plan Administrator for a Participant, which may be an account held with an entity outside DB.

6.1.2	In the case of settlement following the death of a Participant, prior to settling the Matching Award in accordance with this Rule 6.1, the Committee may require the Representative of the deceased Participant to produce such evidence as the Plan Administrator may require in order to establish that the Representative is entitled to receive the DB Shares.

6.2	Transfer and sale of Shares: If required by the Plan Administrator, a Participant must provide details of the Participant’s bank account and any personal custody or brokerage account at any time before the Vesting Date of a Matching Award or the withdrawal of Purchased Shares in accordance with these Rules, by notice in writing or via the intranet to the Plan Administrator. Following settlement of a Matching Award as described in Rule 6.1 or the withdrawal of Purchased Shares, a Participant may direct the transfer of the DB Shares to the Participant’s personal custody or brokerage account or the sale of the DB Shares and transfer of the proceeds to the Participant’s bank account, subject to Rule 6.3 and in accordance with the terms governing the Participant’s account, Compliance Department rules that are in effect from time to time and such rules, laws and regulations as may be applicable to the holding of the settled DB Shares by the Participant.

6.3	Tax and social security and other statutory withholding: The Plan Administrator or any DB Group Company may withhold such amounts and make such arrangements as it considers necessary to meet any liability to taxation, social security contributions or any other statutory deduction in respect of an Award. Without limitation, these arrangements may include the sale or reduction in number of any DB Shares on behalf of a Participant or withholding the necessary amounts from the Participant’s monthly salary. If any liability to taxation, social security contributions or any other statutory deduction is due on the Vesting of an Award under Rule 5, the Plan Administrator may sell on behalf of the Participant any DB Shares to be received by a Participant in respect of an Award and distribute the proceeds of such sale, less any applicable withholdings, to the Participant. Any DB Shares sold on behalf of the Participant pursuant to this Rule 6.3 shall be treated as Delivered.

6.4	Amounts owed by Participant to a DB Group Company: Subject to applicable law, the Plan Administrator or any DB Group Company may withhold such amount and make such arrangements as it considers necessary in relation to the settlement of a Matching Award to recover any amounts owed for any reason by the Participant to any DB Group Company (“Owed Amounts”). Without limitation, a distribution into a Participant’s custody or brokerage account may be made net of any Owed Amounts, or the distribution may be reduced by a number of DB Shares or other assets with a value equal to the Owed Amounts, and in each case the amount of the deduction or the reduced number of DB Shares shall be treated as Delivered. The Plan Administrator may sell an appropriate portion of the DB Shares or other assets otherwise distributable to the Participant (or the Participant’s Representative or such other person to whom the distribution is made) and withhold sufficient sale proceeds to satisfy the Owed Amounts, and such portion of the DB Shares or other assets so sold shall be treated as Delivered.

6.5	Compliance: The acquisition of Purchased Shares and the making of a Matching Award and its settlement are subject to any approvals or consents required under any applicable laws or regulations or by any governmental authority, the requirements of any exchange on which DB Shares are traded and any policy adopted by the Compliance Department. The sale of DB Shares by DB Employees requires a mandatory Compliance Department pre-approval in most locations before submitting a request to sell. This needs to be done via the Employee Trade Request Application: https://etra.compliance.intranet.db.com/pads/. Without prejudice to the generality of the foregoing, if any approval or consent required to permit the settlement of a Matching Award in DB Shares (or the acquisition of those shares by any DB Group Company for the purpose of settlement of a Matching Award) is not in place in time to facilitate the transfer of DB Shares within the time period specified in Rule 6.1, the DB Shares shall be transferred on the first business day following the obtaining of the approval or consent.

6.6	Residual cash: Any residual cash following the sale or reduction in number of DB Shares under Rule 6.3 will be settled by the Plan Administrator by a cash payment to the Participant through local payroll or in any other way the Plan Administrator sees fit.

7	Corporate Events

7.1	Effect of Change of Control on Awards: On or before the occurrence of a Change of Control, the Committee shall have the sole discretion to determine whether none, some or all of the outstanding Matching Awards will Vest as a result of the Change of Control and be distributed in accordance with Rule 6.1 and/or any Purchased Shares shall be withdrawn from the Plan and transferred or sold in accordance with Rule 6.2 within 90 days of the Change of Control; provided that, with respect to all U.S. Taxpayers, the Committee shall not take any action inconsistent with Section 409A. With effect from the date of the Change of Control, no further contributions of Contribution Amount will be made and any cash dividends payable in relation to Purchased Shares will not be used to acquire further Purchased Shares. For the avoidance of doubt, no Matching Award will be granted by reference to any Purchased Shares withdrawn before the applicable Award Date.

7.2	Corporate successors: The Plan shall not be automatically terminated by a transfer or sale of the whole or substantially the whole of the assets of Deutsche Bank AG, or by its merger or consolidation into or with any other corporation or other entity, but the Plan or an equivalent benefits plan shall be continued after such sale, merger or consolidation subject to the agreement of the transferee, purchaser or successor entity. In the event that the Plan is not continued by the transferee, purchaser or successor entity, the Plan shall terminate subject to the provisions of the Plan, including Rule 6 and Rule 9, and the Participant or any Representative shall have no claim for compensation arising out of any such termination of the Plan.

7.3	Changes in capitalisation: If any change affects DB Shares on account of a merger, reorganisation, rights issue, extraordinary stock dividend, stock split or similar changes which the Committee reasonably determines justifies adjustments to Awards, the Plan Administrator shall make such adjustments as are determined by the Committee to be necessary or appropriate to prevent enlargement or dilution of rights.

8	Administration

8.1	Administration by the Plan Administrator: The Plan Administrator shall be responsible for the general operation and administration of the Plan in accordance with its terms and for carrying out the provisions of the Plan in accordance with such resolutions as may from time to time be adopted, or decisions made, by the Committee and shall have all powers necessary to carry out the provisions of the Plan.

8.2	Interpretation by the Committee: The Committee will have full discretionary power to interpret and enforce the provisions of this Plan and to adopt such regulations for administering the Plan as it decides are necessary or desirable. All decisions made by the Committee (including, for the avoidance of doubt, by the Plan Administrator, the DB Group or a DB Group Company, where designated in the Plan Rules as the body to make the decision) pursuant to the Plan are final, conclusive and binding on all persons, including the Participants and any DB Group Company.

8.3	Forfeiture and Vesting: The Committee shall have full discretion to determine whether or not any of the events or activities set forth in Rule 5 has occurred.

9	Amendment or termination of the Plan

9.1	Termination of Plan: The Committee may terminate the Plan at any time at its sole discretion. Termination of the Plan (as opposed to amendment of the Plan) would be without prejudice to the subsisting rights of Participants.

9.2	Amendment of Plan: The Committee may at any time amend, alter or add to all or any of the provisions of the Plan (including, for the avoidance of doubt, the amendment of existing Schedules and the addition of new Schedules) in any respect in its sole discretion, provided that the Committee cannot materially adversely affect a Participant’s existing Award except:

a)	with the Participant’s prior consent; or

(b)	where the amendment, alteration or addition is made in order to comply with applicable regulatory requirements which, for the avoidance of doubt, includes any legislation or guidance published by a regulator from time to time. For the avoidance of doubt, no oral representation or statement made by any party, including any employee, officer, or director of any DB Group Company as to the interpretation, application or operation of this Plan or any Awards under it either generally or to any specific set of circumstances shall bind any DB Group Company unless it is confirmed in writing by the Plan Administrator or Senior Executive Compensation Committee.

9.3	Termination of Awards: The Committee may, in its sole discretion, decide at any time to replace an Award with an award of other assets (including cash or any combination of cash and other assets) or to take such other steps as necessary or appropriate to prevent enlargement or dilution of rights.

10	General

10.1	No guarantee of benefits or unintended rights:

10.1.1	The granting of an Award is at the sole discretion of the Committee (or other persons the Committee permits to make Awards under Rule 4.2). The Committee is not obliged to make any Matching Award, or permit any Purchased Shares to be acquired or any Matching Award to be made, in the future or to allow DB Employees to participate in any future or other compensation plan even if an Award has been awarded in one or more previous years.

10.1.2	Nothing in these Plan Rules shall be construed as an obligation or a guarantee by any DB Group Company, the Committee or the Plan Administrator with respect to the future value of an Award.

10.1.3	Nothing contained in these Plan Rules shall constitute a guarantee by any DB Group Company that the assets of the DB Group will be sufficient to pay any benefit or obligation hereunder. No Participant or any Representative shall have any right to receive a benefit under the Plan except in accordance with the terms of these Plan Rules.

10.1.4	An Award and resulting distribution shall not (except as may be required by taxation law or other applicable law) form part of the emoluments of individuals or count as wages or remuneration for pension or other purposes.

10.1.5	If a Participant ceases to be a DB Employee or an employee of a DB Participating Entity for any reason and, as a result, loses or suffers a diminution in value of an Award in accordance with the Plan Rules, that Participant shall not be entitled, and shall be deemed irrevocably to have waived any entitlement to any compensation by way of damages or otherwise in connection with that loss or diminution in value in relation to the Award, except as specifically provided for in the Rules.

10.1.6	Notwithstanding anything to the contrary in these Rules, the Participant shall not have, and waives any right to, bring a claim against any DB Group Company for any loss caused or alleged to have been caused by the manner in which any discretion referred to in these Rules has been exercised (or, as the case may be, not exercised).

10.2	No enlargement of Participant rights: The establishment of the Plan, the acquisition of Purchased Shares and the making of a Matching Award under it is entirely at the sole discretion of the Committee, shall not be construed as an employment agreement and shall not give any Participant the right to be retained as a DB Employee or to otherwise impede the ability of any DB Group Company to terminate the Participant’s employment. No communications concerning the Plan shall be construed as forming part of a Participant’s terms and conditions of employment or any employment agreement with any DB Group Company.

10.3	Severability: The invalidity or non-enforceability of any one or more provisions of these Rules shall not affect the validity or enforceability of any other provision of these Rules, which shall remain in full force and effect.

10.4	Limitations on liability: Notwithstanding anything to the contrary in these Rules, neither any DB Group Company, the Plan Administrator, nor any individual acting as an employee, agent or officer of any DB Group Company or the Plan Administrator, shall be liable to any Participant, former employee or any Representative for any claim, loss, liability or expense incurred in connection with the Plan.

10.5	Claims by Participants: Any claim or action of any kind by a Participant or Representative with respect to benefits under the Plan or these Plan Rules, including any arbitration or litigation filed in a court of law, must be brought within one year from the date that settlement of a Participant’s Matching Award was made or would have been made had such an Award not been forfeited pursuant to these Rules, save to the extent that this restriction would be unlawful under applicable law.

10.6	No trust or fund created: Neither the Plan nor any agreement made hereunder shall create or be construed as creating a trust or separate fund of any kind or a fiduciary relationship between any DB Group Company and the Participants or any Representative, except to the extent necessary or desirable to facilitate the holding of DB Shares on behalf of any Participant at any time before they are transferred or sold in accordance with Rule 6.2. To the extent that any Representative acquired a right to receive payments from any DB Group Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of that DB Group Company.

10.7	No right to dividends: An Award does not give any right to the Participant to receive dividends in relation to any DB Shares prior to Delivery of those DB Shares to the Participant.

10.8	Dealing in DB Shares: Any dealing in DB Shares acquired by a Participant pursuant to the Plan shall remain subject to the requisite Compliance Department approval.

10.9	Participant confidentiality: Except where this provision is contrary to applicable law (including for the avoidance of doubt any applicable law of a jurisdiction other than England and Wales) the Participant shall maintain the Participant’s participation in the Plan in confidence both within and outside the DB Group, and shall not disclose the provisions of the Plan or the amount of any Award made to the Participant under the Plan to any person or entity, except the Participant’s spouse or partner or the Participant’s legal, tax and/or financial adviser or to the extent legally required to do so, without the prior written authorisation of the Plan Administrator. For the avoidance of doubt, nothing in these Rules shall prohibit or restrict the Plan Administrator, any Participant or any Group Company from disclosing information as required by law or by any securities exchange, tax or regulatory authority having jurisdiction over any Group Company or in order to take professional advice or as ordered by a court of competent jurisdiction. Additionally, neither the Plan Administrator, any Participant nor any Group Company is prevented by these Rules from reporting any wrongdoing to a statutory regulator in circumstances in which there is a duty to disclose that wrongdoing or from reporting a criminal offence to the police or other relevant criminal enforcement body.

10.10	Assignment: Except in accordance with Rule 4.2.3 an Award, including a Vested Award, is not transferable or assignable by the Participant. Notwithstanding this, any DB Group Company shall have the right to novate and/or assign its contractual rights and/or obligations under this Plan in full or in part to any other DB Group Company or an Acquirer Entity at its sole discretion without the express consent of the Participant.10.11

10.11	Data protection: Any DB Group Company may collect and process various data that is personal to a Participant (including, for example, name and address, taxpayer and social security identification numbers, and employee number or other means of confirming employment and title or position with a DB Group Company) for the following purposes:

a)	administering the Plan and Awards;

b)	complying with any legal or regulatory requirements, including tax-related requirements; and

c)	preventing or investigating crimes and misconduct.

This data will be collected directly from the Participant or from the DB Group Company that employs the Participant. If a Participant chooses not to provide or update the data for the purposes described above, this may result in the DB Group being unable to administer the Plan and Awards in respect of the Participant.

In certain countries, there is a requirement to inform Participants of the legal bases permitting DB Group to collect and handle Participants’ personal data. In such countries, the legal bases on which DB Group collects and uses a Participant’s personal data are to enter into a contract of employment with the Participant, to comply with legal obligations, or because it is necessary in DB Group’s legitimate interests.

A DB Group Company may disclose this data to its affiliates or service providers (including the Plan Administrator) in connection with the administration of the Plan and the Award. Some data processing may be done outside of the country in which the Participant is employed, where laws and practices relating to the protection of personal data may not be as stringent as those in the country in which the Participant is employed, including in the United States of America, but the relevant DB Group Company will take steps to ensure that a Participant’s personal information is adequately protected in accordance with the local data protection legislation in the country in which the Participant is employed. Furthermore, in certain circumstances, a Participant’s personal data may be disclosed for legal or regulatory purposes, within or outside of the country in which the Participant is employed, such as where a court, the police, or other law enforcement agency or regulatory body requests it.

Depending on the country in which the Participant is employed, the Participant may be entitled to exercise certain rights in respect of the Participant’s personal data, such as the right to request correction of, or access to a copy of, the Participant’s personal data held by the relevant DB Group Company. To find out more about how to exercise those rights, or in case of any questions about how personal data is used, a Participant should contact the Participant’s local HR department, or the local Data Protection Officer of the DB Group Company that employs the Participant.

10.12	Entire agreement: These Rules set forth the entire understanding of the parties with respect to the Award. These Rules prevail over any agreement, arrangement or communication, whether oral or written, relating to the Purchased Shares or Matching Award. To the extent that there is any inconsistency between these Rules and any other communications, these Rules prevail.

11	Notices

11.1	Form of notices: Form of notices: All notices or other communications with respect to these Plan Rules shall be in writing and be delivered in person, by email or plan portal, by facsimile transmission, by registered mail (return receipt requested, postage prepaid) or as may otherwise be indicated by the Plan Administrator (including via any online computer processes established by the Plan Administrator).

Notices or communications to the Plan Administrator or any DB Group Company shall be sent to the following address (or to such other address or in such other manner for the Plan Administrator or any DB Group Company as shall be notified to the Participant):

Plan Administrator (or DB Group Company) Deutsche Bank AG

Global Share Purchase Plan

Postfach 200143, 60605 Frankfurt am Main, Germany.

11.2	When notices take effect: Notices or other communications shall take effect:

a)	if delivered by hand, upon delivery;

b)	if posted, upon delivery, or, in relation to communications sent to a Participant by first class post, 10.00 a.m. (CET) on the second day after posting if earlier;

c)	if sent by facsimile or email, when a complete and legible copy of the relevant communication, whether that sent by facsimile or email (as the case may be) or a hard copy sent by post or delivered by hand, has been received at the appropriate address; and

d)	if sent via any online computer processes established by the Plan Administrator, when that communication is registered by the system or acknowledged by the Participant, as the case may be.

11.3	Participants’ contact details: It is each Participant’s responsibility to keep the Plan Administrator updated with any change to address and other contact details for that Participant. By participating in the Plan, each Participant acknowledges and agrees that the Participant shall have no claim for compensation or otherwise for any loss suffered as a result of, or in connection with, a failure to keep contact details updated. Any notice or other communication given to a Participant by the Plan Administrator or any DB Group Company shall be validly given if sent to the last address validly notified to the Plan Administrator by the Participant (or in the absence of any such notification to the address that the Plan Administrator reasonably believes to be that Participant’s address, or to be that Participant’s address before any change of address which has not been validly notified to the Plan Administrator).

12	Applicable law and jurisdiction

12. Interpretation of these Rules shall be governed by and construed in accordance with the laws of England and Wales to the exclusion of the rules on the conflict of laws. All disputes arising out of or in connection with the Plan or any Purchased Shares or Matching Award shall be subject to the exclusive jurisdiction of the courts of England and Wales.

The effective date of this document is 1 November2025. These Plan Rules (as may be amended from time to time) apply to all Awards granted on or after this Date and before Plan Rules are issued with a later effective date which will supersede and replace these Plan Rules in relation to future grants of Awards.

Schedule1 – United States of America Taxpayers

This schedule (“Schedule 1”) modifies the provisions of the Deutsche Bank Global Share Purchase Plan, as amended from time to time (the “Plan”).

The provisions of this Schedule 1

i)	apply only with respect to Participants who are subject to federal taxation in the United States of America; and

ii)	supersede any contrary provisions contained in the Plan or any document evidencing an Award.

Any capitalized terms contained but not defined in this Schedule 1 shall have the meaning provided in the Plan.

Effective from and after the date hereof, and pursuant to its authority under Rule of the Plan, the Committee hereby amends the Plan with the intent that the Plan fit within the short-term deferral exemption to Section 409A as follows:

1	Definitions

The following definitions are added to Rule 2 of the Plan:

“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and any regulations promulgated or U.S. Treasury Department or U.S. Internal Revenue Service guidance issued thereunder, as may be in effect from time to time.

The definition of “Retirement” in Rule 2 is replaced with the following provision:

“Retirement” means, for the purposes of the Plan, the actual date of retirement by a Participant, on or after age 65.

The definition of “Total Disability” in Rule 2 is replaced with the following provision:

“Total Disability” means either (a) a medically determinable physical or mental impairment (i) that can be expected to either (1) result in death, or (2) last for a continuous period of not less than 12 months and (ii) as a result of which, the Participant either (1) becomes unable to engage in any substantial gainful activity or (2) receives income replacement benefits for a period of not less than 6 months under a long-term disability plan covering DB Employees (but in no case shall the receipt of workers’ compensation benefits be considered to qualify as such benefits); or (b) the Participant is deemed Totally Disabled and eligible to receive disability benefits from the U.S. Social Security Administration.

2	Administration

The following Rules 8.4 and 8.5 are added to Rule 8 of the Plan:

8.4 Section 409A: The Plan and any document evidencing an Award are intended to satisfy the short-term deferral exemption to Section 409A and shall be interpreted, operated and administered accordingly; provided, that, for purposes of the foregoing, references to a term or event (including any authority or right of any DB Group company or a Participant) being “permitted” under Section 409A shall mean that the term or event will not cause the Award to be subject to taxation under Section 409A.

Rule 4.1.1 is replaced with the following:

4.1.4 The Plan Administrator shall acquire Shares on behalf of the Participant as soon as practicable after the Contribution Amount is deducted from the Participant’s Salary or otherwise paid by the Participant or as soon as practicable after the cash dividend has been paid.

The Shares shall be purchased on the open market at the Deutsche Bank share price on the date of purchase and shall not be purchased at a discount.

Any surplus amount of Contribution Amount or cash dividend remaining after the acquisition of Shares by the Plan Administrator shall be carried forward and aggregated with the amount to be used for the next acquisition of Shares or, if any such surplus amount remains after the last acquisition of Shares relating to a Plan Year, it shall be paid over to the Participant as soon as possible unless DB and the Participant agree otherwise.

The Participant shall not be entitled to interest on any such surplus amount.

3	Impact of termination of employment

The first two paragraphs of Rule 5 are replaced with the following provisions:

If a Participant ceases to be employed by any DB Participating Entity prior to the Vesting Date specified under Rule 4.1.1(vi), the Participant will forfeit a Matching Award without any claim for compensation, unless either

(a)      the Participant continues to be employed by a DB Group Company (i.e. a non DB Participating Entity) or

(b)      the Participant ceases employment for one of the following reasons:

i)        termination by a DB Group Company without Cause;

ii)       redundancy;

iii)      Agreed Termination;

iv)      the Participant ceases to be employed by any DB Participating Entity due to the sale, merger, spin-off, transfer, or other consolidation (or series thereof) outside of the DB Group of the DB business unit, Division or Subsidiary (or, if applicable, the part of the DB business unit or Division) in which the Participant worked, but excluding a sale or transfer by which Deutsche Bank is merged or consolidated or transfers or sells substantially all of its assets;

v)       Retirement;

vi)      death or Total Disability of the Participant; or

vii)     an approved leave of absence constituting a “separation from service” for the purposes of Section 409A.

Where a Participant ceases to be employed by a DB Participating Entity but continues to be employed by a DB Group Company or ceases employment for one of the reasons specified above, to be determined by the Committee in its sole discretion, the Matching Award shall vest on such cessation of employment and be distributed in accordance with Rule 6.1. In the event that the Participant is either eligible for Retirement on the date the Matching Award is granted or becomes eligible for Retirement prior to the Vesting Date, will realize taxable income in respect of the Matching Award no later than 15 March following year in which the Matching Award is granted or the Participant becomes Retirement eligible, as applicable.

4	Time and Manner of settlement of Matching Awards

Rule 6.1 is replaced with the following provision:

Time and Manner of settlement of Matching Awards:

A Matching Award will be settled in accordance with this Rule 6.1 on a date that is within two and a half months following the Vesting Date as determined by the Plan Administrator in its sole discretion, and in no event later than 15 March following the year in which the Vesting Date occurs.

5	Amendment or Termination of the Plan

Rule 9.2 is replaced with the following provision:

Amendment: Subject to the requirements of Section 409A, the Committee may at any time amend, alter or add to all or any of the provisions of the Plan (including, for the avoidance of doubt, the amendment of existing Schedules and the addition of new Schedules) in its sole discretion, provided that the Committee cannot materially adversely affect a Participant’s existing Award except:

a) with the Participant’s prior consent; or

b) where the amendment, alteration or addition is made in order to comply with applicable regulatory requirements (which, for the avoidance of doubt, includes any legislation or guidance published by a regulator from time to time).

For the avoidance of doubt, no oral representation or statement made by any party, including any manager, officer, or director of any DB Group Company, as to the interpretation, application or operation of this Plan or any Awards under it either generally or to any specific set of circumstances shall bind any DB Group Company unless it is confirmed in writing by the Plan Administrator or Senior Executive Compensation Committee. Subject to the requirements of Section 409A, the Committee may at any time in its discretion accelerate the Vesting of a Participant’s Award or replace it with an award of cash or other assets subject to settlement in accordance with Rule 6.1 or take such other steps as it decides are appropriate.

[The Remaining schedules, Schedules 2, 3 and 4, contain modifications applicable to plan participant employees in Australia, Germany and India, respectively, and have been omitted as they are not material to plan participant employees in the United States.]